===========================================================================
               SECURITIES AND EXCHANGE COMMISSION
                  Washington, D.C. 20549




                       SCHEDULE 13G



         Under the Securities Exchange Act of 1934







               Albany Molecular Research, Inc.
            ---------------------------------------
                      (Name of Issuer)



                COMMON STOCK, $.01 PAR VALUE
    ---------------------------------------------------------------------------
               (Title of Class of Securities)



                        012423 10 9
                      -----------------
                       (CUSIP Number)


                    December 15, 1999
   -------------------------------------------------------
   (Date of Event Which Requires Filing of This Statement)



Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

         [   ]  Rule 13d-1(b)
         [   ]  Rule 13d-1(c)
         [ x ]  Rule 13d-1(d)
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                           Page 1 of 9

                   Exhibit Index is located at page 8

CUSIP No.  012423 10 9
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1)       Name of Reporting Person and its           Aventis Pharmaceuticals Inc.
         I.R.S. Identification Number                                44-0565557
---------------------------------------------------------------------------

2)       Check the Appropriate Box if                               (a)[     ]
         a Member of a Group                                        (b)[  x  ]
---------------------------------------------------------------------------

3)       SEC Use Only
---------------------------------------------------------------------------

4)       Citizenship or Place of Organization                         Delaware
---------------------------------------------------------------------------

                           5)       Sole Voting Power               1,627,231
Number of                  __________________________________________________
Shares
Beneficially               6)       Shared Voting Power                     0
Owned by          _________________________________________________________
Each
Reporting                  7)       Sole Dispositive Power          1,627,231
Person With       ______________________________________________________________

                           8)       Shared Dispositive Power                0
---------------------------------------------------------------------------

 9)      Aggregate Amount Beneficially Owned                        1,627,231
         by Each Reporting Person
---------------------------------------------------------------------------

10)      Check Box If the Aggregate Amount                               [  ]
         in Row (9) Excludes Certain Shares
---------------------------------------------------------------------------

11)      Percent of Class Represented                                   11.2%
         by Amount in Row (9)
---------------------------------------------------------------------------

12)      Type of Reporting Person                                        CO
---------------------------------------------------------------------------

CUSIP No.         012423 10 9             13G
---------------------------------------------------------------------------

1)       Name of Reporting Person and its                  HMR Pharma, Inc.
         I.R.S. Identification Number                          43-1769328
---------------------------------------------------------------------------

2)       Check the Appropriate Box if                             (a)[    ]
         a Member of a Group                                      (b)[ x ]
---------------------------------------------------------------------------

3)       SEC Use Only
---------------------------------------------------------------------------

4)       Citizenship or Place of Organization                      Delaware
---------------------------------------------------------------------------

                           5)       Sole Voting Power             1,627,231
Number of                  ____________________________________________________
Shares
Beneficially               6)       Shared Voting Power                   0
Owned by          _________________________________________________________
Each
Reporting                  7)       Sole Dispositive Power        1,627,231
Person With       ______________________________________________________________

                           8)       Shared Dispositive Power              0
---------------------------------------------------------------------------

 9)      Aggregate Amount Beneficially Owned                      1,627,231
         by Each Reporting Person
---------------------------------------------------------------------------

10)      Check Box If the Aggregate Amount                             [  ]
         in Row (9) Excludes Certain Shares
---------------------------------------------------------------------------

11)      Percent of Class Represented                                 11.2%
         by Amount in Row (9)
---------------------------------------------------------------------------

12)      Type of Reporting Person                                        CO
---------------------------------------------------------------------------

CUSIP No.         012423 10 9             13G

         This Statement on Schedule 13G (the "Schedule 13G") with respect to the Common Stock of Albany Molecular Research, Inc. (the "Issuer"), is filed jointly by Aventis Pharmaceuticals Inc., a Delaware corporation ("API"), and HMR Pharma, Inc., a Delaware corporation ("Pharma"), to reflect the ownership by API (and deemed beneficial ownership by Pharma) of Common Stock of Albany Molecular Research, Inc. API acquired its interest in Albany Molecular Research before the issuer had a class of securities registered pursuant to Section 12 of the Securities Exchange Act of 1934, and thus is not required to file this Statement until 45 days after the end of calendar year 1999 pursuant to Rule 13d-1(d). This Schedule is being filed at this time to reflect a change in the ultimate parent of API and Pharma, which occurred December 15, 1999.


ITEM 1(a).        NAME OF ISSUER:
--------------    - -----------------------

                  Albany Molecular Research, Inc.

ITEM 1(b).        ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES:
--------------    -------------------------------------------------------------

                     21 Corporate Circle
                  Albany, NY 12203-5154

ITEM 2(a).        NAME OF PERSON FILING:
-------------     -------------------------------------

                      Aventis Pharmaceuticals Inc.
                   HMR Pharma, Inc.

ITEM 2(b).        ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE:
-------------     -------------------------------------------------------------

                      Aventis Pharmaceuticals Inc.
                   10236 Marion Park Drive
                      Kansas City, Missouri 64137-1405

                   HMR Pharma, Inc.
                      10236 Marion Park Drive
                   Kansas City, Missouri 64137-1405

ITEM 2(c).        CITIZENSHIP:
--------------    ------------------

                      Delaware As To Both Aventis Pharmaceuticals Inc. and
                   HMR Pharma, Inc.

ITEM 2(d).        TITLE OF CLASS OF SECURITIES:
--------------    ---------------------------------------------
                      Common Stock, $.01 Par Value

CUSIP No.         012423 10 9             13G

ITEM 2(e):        CUSIP NUMBER:
--------------    -----------------------

                  012423 10 9

ITEM 3:           IF THIS STATEMENT IS FILED PURSUANT TO RULE 13D-1(b) OR
                  13D-2(b):
----------        -------------------------------------------------------------

                  Not Applicable

ITEM 4.           OWNERSHIP:
----------        -------------------

    (a):          AMOUNT BENEFICIALLY OWNED:

                  As Of 11/10/99 1,627,231 Shares Of Common Stock.

    (b):          PERCENT OF CLASS:

                  11.2%

    (c):          NUMBER OF SHARES AS TO WHICH SUCH PERSON HAS:

      (i) Sole power to vote or to direct the vote:               1,627,231

     (ii) Shared power to vote or to direct the vote:                 0

    (iii) Sole power to dispose or to direct the disposition of:  1,627,231

     (iv) Shared power to dispose or to direct the disposition of:    0




ITEM 5.             OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS
----------        --------------------------------------------------------------

                           Not Applicable

CUSIP No.          012423 10 9             13G

ITEM 6.         OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON.
-----------     ----------------------------------------------------------------
                    Not Applicable

ITEM 7.           IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH
----------        ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING
                           COMPANY

-------------------------------------------------------------------------------
                  Not Applicable

ITEM 8.           IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP
----------        -------------------------------------------------------------
                    Not Applicable

ITEM 9.           NOTICE OF DISSOLUTION OF GROUP.
----------        ---------------------------------------------------
                    Not Applicable

ITEM 10.          CERTIFICATION.
-----------       -----------------------
                    Not Applicable

CUSIP No.          012423 10 9                          13G


                           SIGNATURES
                      -------------------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                 AVENTIS PHARMACEUTICALS INC.



Date:    December 22, 1999                     By:      /s/ Rebecca R. Tilden
---------------------------------                   --------------------------
                                                          Rebecca R. Tilden
                                                    Vice President and Secretary







     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                                                              HMR PHARMA, INC.



Date:    December 22, 1999                     By:      /s/ Rebecca R. Tilden
                                                     --------------------------
                                                            Rebecca R. Tilden
                                         Vice President and Assistant Secretary

CUSIP No.          012423 10 9                          13G

                           EXHIBIT INDEX


Exhibit No.                Description                                 Page No.
--------------             ------------                               ---------

 99.A                 Agreement to File Jointly dated December                9
                      22, 1999, by and between Aventis
                      Pharmaceuticals Inc. and HMR Pharma, Inc.

CUSIP No.          012423 10 9                          13G



                             EXHIBIT 99.A
                       AGREEMENT TO FILE JOINTLY

         We, the  undersigned,  hereby  express our agreement  that the attached
Schedule 13G is filed on behalf of each of us.


                                                 AVENTIS PHARMACEUTICALS INC.



Date:    December 22, 1999                       By:      /s/ Rebecca R. Tilden
---------------------------------                    --------------------------
                                                            Rebecca R. Tilden
                                                   Vice President and Secretary






                                                  HMR PHARMA, INC.



Date:    December 22, 1999                       By:      /s/ Rebecca R. Tilden
                                                     --------------------------
                                                           Rebecca R. Tilden
                                          Vice President and Assistant Secretary